March 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness

National Commerce Corporation

Registration Statement on Form S-1, as amended

File No. 333-201371

Ladies and Gentlemen:

The undersigned, National Commerce Corporation (the “Company”), pursuant to the provisions of Rule 461 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. Eastern Time on Wednesday, March 18, 2015, or as soon as practicable thereafter.

On behalf of the Company, the undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, Timothy W. Gregg or Andrew S. Nix of Maynard, Cooper & Gale, P.C., who can be reached at (205) 254-1212 or (205) 254-1191, respectively.

Very truly yours,

NATIONAL COMMERCE CORPORATION

By:	/s/ William E. Matthews, V
	Name:	William E. Matthews, V
	Title:	Chief Financial Officer